July 11, 2019

Christopher Missling
Chief Executive Officer
Anavex Life Sciences Corp.
51 West 52nd Street, 7th Floor
New York, NY 10019-6163

       Re: Anavex Life Sciences Corp.
           Registration Statement on Form S-3
           Filed July 3, 2019
           File No. 333-232550

Dear Mr. Missling:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Killoy at 202-551-7576 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining